Dodge & Cox / Investment Managers / San Francisco

Financials: Not a Homogeneous Sector

Stock Fund Financials Weight relative

to S&P 500 & Russell 1000 Value:

1997 - 2006

40%

60%

80%

100%

120%

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Relative Weighting

Russell 1000

Value

S&P 500

Characteristics of our Holdings:

Reasonable valuations

Strong franchises (Wachovia, Chubb, Travelers)

Industry-leading technology platforms (Capital One,

Wells Fargo)

Below-average exposure to capital markets and REITs

Industry Concerns:

Risk of rising interest rates

Potential slowdown or decline in capital markets

Possibility of higher credit losses

Dodge & Cox sector weightings are driven by individual company analysis, not relative exposure to an index overweight underweight

The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.

TOTAL 13.7% 20.7% 33.8%

CHARACTERISTICS

ROE 16.0% 20.4% 16.2%

P/B 1.8x 1.9x 1.7x

P/E 12.2x 12.3x 11.4x

Comparison of Financials Sector Weights

(as of 6/30/07)

3.8% 5.1%

9.5%

4.1%

7.1%

10.0%

5.7%

4.8%

8.3%

3.7%

6.0%

0.0%

0%

5%

10%

15%

20%

25%

30%

35%

Stock Fund S&P 500 Russell 1000 Value

Capital

Markets /

REITs

Insurance

Diversified

Financial

Services

Banks